

# Financial Report

Reporting Period: 2023

Prepared by

Teresa Giovannoli

Prepared on

February 26, 2026

# Balance Sheet

As of December 31, 2023

| | Total |
|---|---:|
| **ASSETS** | |
| Other Assets | |
| Promissory Note Receivable - Shareholder | 7,443.08 |
| **Total Other Assets** | **7,443.08** |
| **TOTAL ASSETS** | **$7,443.08** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Credit Cards | |
| T. GIOVANNOLI (9084) - 1 | 3,655.34 |
| **Total Credit Cards** | **3,655.34** |
| **Total Current Liabilities** | **3,655.34** |
| **Total Liabilities** | **3,655.34** |
| Equity | |
| Common stock | 33,000.00 |
| Retained Earnings | |
| Net Income | -29,212.26 |
| **Total Equity** | **3,787.74** |
| **TOTAL LIABILITIES AND EQUITY** | **$7,443.08** |

# Statement of Cash Flows

January - December 2023

|  | Total |
|---|---:|
| **OPERATING ACTIVITIES** | |
| Net Income | -29,212.26 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| T. GIOVANNOLI (9084) - 1 | 3,655.34 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **3,655.34** |
| **Net cash provided by operating activities** | **-25,556.92** |
| **INVESTING ACTIVITIES** | |
| Promissory Note Receivable - Shareholder | -7,443.08 |
| **Net cash provided by investing activities** | **-7,443.08** |
| **FINANCING ACTIVITIES** | |
| Common stock | 33,000.00 |
| **Net cash provided by financing activities** | **33,000.00** |
| **NET CASH INCREASE FOR PERIOD** | **0.00** |
| **CASH AT END OF PERIOD** | **$0.00** |

# Profit and Loss

January - December 2023

| | Total |
|---|---|
| INCOME | |
| **Total Income** | |
| GROSS PROFIT | **0.00** |
| EXPENSES | |
| Contract labor | |
| Engineering | 4,150.00 |
| **Total Contract labor** | **4,150.00** |
| General business expenses | |
| Bank fees & service charges | 21.35 |
| Conference & Application Fees | 241.76 |
| **Total General business expenses** | **263.11** |
| Legal & accounting services | |
| Legal Fees | 6,404.00 |
| **Total Legal & accounting services** | **6,404.00** |
| Meals & Entertainment | |
| Meals with clients | 282.67 |
| Meals with Contractors | 38.36 |
| **Total Meals & Entertainment** | **321.03** |
| Meals (deleted) | 10.38 |
| Office expenses | 99.00 |
| Office supplies | 100.65 |
| Software & apps | 5,142.24 |
| **Total Office expenses** | **5,341.89** |
| Professional services | |
| Engineering Services | 10,000.00 |
| **Total Professional services** | **10,000.00** |
| Rent | |
| Coworking Space | 866.13 |
| **Total Rent** | **866.13** |
| Supplies | |
| Supplies & materials | 1,855.72 |
| **Total Supplies** | **1,855.72** |
| **Total Expenses** | **29,212.26** |
| NET OPERATING INCOME | **-29,212.26** |
| NET INCOME | **$ -29,212.26** |